
July 3, 2023

Mitch Reback
Chief Financial Officer
Sweetgreen, Inc.
3102 36th Street
Los Angeles, California 90018

      Re: Sweetgreen, Inc.
          Form 10-K for Fiscal Year Ended December 25, 2022
          Filed February 23, 2023
          File No. 1-41069

Dear Mitch Reback:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Ashley Van, Vice President and Controller